PERTH ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 118,698
Advisory fees receivable	2,152,873
Other assets	64,407
TOTAL ASSETS	$ 2,335,978

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Deferred tax liability	$ 17,100
Accrued expenses and other liabilities	20,532
TOTAL LIABILITIES	37,632
Member's equity:	2,298,346
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,335,978

The accompanying notes are an integral part of this financial statement.